

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2017

Cedric Francois
President and Chief Executive Officer
Apellis Pharmaceuticals, Inc.
6400 Westwind Way, Suite A
Crestwood, KY 40014

> **Re: Apellis Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 4, 2017**
> **CIK No. 0001492422**

Dear Dr. Francois:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 4, 2017

Prospectus Summary
Our Programs
Geographic Atrophy, page 2

1.  To place your disclosure in appropriate context, please amend your disclosure to report that subjects who experienced wet AMD in the study eye were discontinued from treatment with APL-2.

Paroxysmal Nocturnal Hemoglobinuria, page 4

2.      We note your response to comment 5. Please amend your disclosure to indicate that your ability to proceed to a Phase 3 trial for PNH is your belief and indicate the basis for such belief.

Management's Discussion and Analysis
Stock-Based Compensation, page 69

3.      With regard to your response to comment 8:
- tell us how the news you announced on June 23, 2016 related to positive results from a Phase I clinical trial was considered in the September 16, 2016 valuation and revise the disclosure accordingly.  Presumably the positive results would increase the fair value of the common stock from February 8, 2016 to September 16, 2016,
- explain why you used lower valuations of peer biotechnology companies at September 16, 2016 when the stock indices of biotechnology companies appear to have increased during this time period, and
- provide us a summary of your computation resulting in $1.76 fair value per share and $1.14 fair value per share which shows the changes in assumptions made.

Note 11. Share-based Compensation,, page F-19

4.      With regard to your response to comment 16, it appears many of the companies you used to estimate the volatility of your common stock are not similar to you in that they have significant product or collaboration revenue, much greater expenditures on research and development and product candidates that are much further developed than you.  We believe that it is not necessary to identify many companies that are similar to you in order to estimate volatility used in determining share-based compensation.  Accordingly, we believe you should revise your determination of similar companies used to estimate volatility and revise your financial statements as necessary or tell us why no revision is necessary.  Tell us the similar companies you will use in future financial statements (including 2017) to estimate volatility.  Tell us your consideration of using the same companies used in the third-party valuations of your common stock.

        You may contact Lisa Vanjoske at (202) 551-3614 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters.  Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3442 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance


cc: Stuart M. Falber, Esq.